SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)1

SCANSOURCE, INC.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

806037 10 7 (CUSIP Number)

December 31, 2002 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐    Rule 13d-1(b)

☐    Rule 12d-1(c)

☒    Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class   of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover   page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 806037 10 7

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Steven H. Owings

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 171,824* 6. Shared Voting Power -0- 7. Sole Dispositive Power 171,824* 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,824* (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person IN

*	All share information is provided herein as of December 31, 2002 without giving effect to the 2-for-1 split of the common stock, no par value per share (the “Common Stock”) of ScanSource, Inc. (the “Company”) effected in the form of a 100% common stock dividend as of January 28, 2003.

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This Amendment No. 8 to Schedule 13G is being filed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended. The initial statement on Schedule 13G (the “Statement”) was filed on February 6, 1995 by Steven H. Owings with respect to the Common Stock of the Company, and was amended in February of 1996 (Amendment No. 1), in February of 1997 (Amendment No. 2), in February of 1998 (Amendment No. 3), in February of 1999 (Amendment No. 4), in February of 2000 (Amendment No. 5), in February of 2001 (Amendment No. 6) and in February of 2002 (Amendment No. 7). It is hereby further amended by amendments to Items 4 and 5.

Item 1. (a)	Name of Issuer: ScanSource, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

6 Logue Court Greenville, SC 29615

Item 2. (a)	Name of Person Filing: Steven H. Owings

(b)	Address of Principal Business Office:

6 Logue Court Greenville, SC 29615

(c)	Place of Organization or Citizenship: USA

(d)	Title of Class of Securities:

Common Stock, (no Par Value)

(e)	CUSIP Number: 806037 10 7

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a

Not Applicable.

Item 4.	Ownership.

Items 4(a), (b) and (c) of the statement are hereby amended by deleting the language contained in Items 4(a), (b) and (c) of the statement and substituting in their place the following:

(a)

Amount beneficially owned:

Steven H. Owings has direct beneficial ownership of 171,824 shares of Common Stock. This amount includes 53,113 shares of Common Stock that Mr. Owings has the right to acquire pursuant to currently exercisable options and options exercisable within 60 days following December 31, 2002, granted by the Issuer to Mr. Owings. This amount does not include 13,334 shares of Common Stock that Mr. Owings has the right to acquire pursuant to stock options granted to Mr. Owings by the Issuer that are not exercisable within 60 days following December 31, 2002. This amount also includes 5,197 shares of Common Stock held in a trust of which Mr. Owings is the trustee.

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(b) Percent of Class:

2.8%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote

171,824

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

171,824

(iv) Shared power to dispose or to direct the disposition of

-0-

Note: All share information provided in this Item 4 is provided as of December 31, 2002 without giving effect to the 2-for-1 split of the common stock of the Company effected in the form of a 100% common stock dividend as of January 28, 2003.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not applicable

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After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24, 2003.

/s/ Steven H. Owings

Steven H. Owings

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